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AB * 9/5

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67283



SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2007
185 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2006 (MM/DD/YY) AND ENDING June 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Accent Capital Advisors, L.L.C.

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Ferry Building, Suite 210

(No. and Street)

San Francisco	**CA**	**94111**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Milton Reeder **(415) 981-7200**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.**

9/6

OATH OR AFFIRMATION

I, **Milton Reeder**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertain to the firm of **Accent Capital Advisors, L.L.C.**, as of **June 30, 2007**, and are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Subscribed and sworn
to before me this
28 day of August 2007

Notary Public



LEAH M. RESCATE
Commission # 1632280
Notary Public - California
San Francisco County
My Comm. Expires Dec 20, 2009

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control required by SEC Rule 17a-5.
- ☒ (p) Independent auditor's report on internal control required by SEC Rule 17a-5 for a Broker-Dealer claiming an exemption from SEC Rule 15c3-3.

- *** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACCENT CAPITAL ADVISORS, L.L.C.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007


Harb
Levy
Weiland
ACCOUNTANTS
CONSULTANTS
LLP

Independent Auditors' Report

To the Member
Accent Capital Advisors, L.L.C.

We have audited the accompanying statement of financial condition of Accent Capital Advisors, L.L.C. (the "Company") as of June 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Accent Capital Advisors, L.L.C. as of June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

Harb, Levy & Weiland LLP

San Francisco, California
August 28, 2007

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

ACCENT CAPITAL ADVISORS, L.L.C.
Statement of Financial Condition
June 30, 2007

Assets		
Cash	$	22,310
Total assets	$	22,310
Liabilities and Member's Equity		
Accounts payable	$	5,500
Member's equity		16,810
Total liabilities and member's equity	$	22,310

See Accompanying Notes to Statement of Financial Condition

Accent Capital Advisors, L.L.C.
Notes to Statement of Financial Condition
June 30, 2007

1. Business and Summary of Significant Accounting Policies

Business

Accent Capital Advisors, L.L.C (the "Company") is a California corporation formed on December 5, 2005. The Company is registered with the Securities and Exchange Commission as a fully disclosed securities broker-dealer and is a member of the National Association of Securities Dealers (NASD). The Company became a member of the NASD and began its operations in September 2006.

As a limited liability company, member's liability is limited to the amount reflected in his capital account.

Cash

Cash consists of cash on deposit with a commercial bank which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

Income Taxes

No provision for federal or state income taxes has been made since the Company's income is included by the member in his income tax returns.

Use of Estimates

The statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America which require that the Company make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first year of operations as a broker-dealer, and shall not exceed 15 to 1 thereafter. At June 30, 2007, the Company had net capital of $16,810, which was $11,810 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.33 to 1.

3. Private Placement Fees

During the year ended June 30, 2007 the Company received a warrant to purchase 30,000 shares of JJ Pharma, Inc ("JJ") as compensation for private placement agent services it provided to JJ. The strike price of the warrant is $1 per share which equals the price per share of the stock issued by JJ in the private placement for which the Company was the sole agent. The Company has not recorded a related asset from the warrant received because it believes that the warrant was issued at its face value and is worthless as of June 30, 2007. The warrant will expire in 2017.

END